FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 29, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 29, 2017

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator in Russia, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 29, 2017.

At the meeting, the following resolutions were adopted:

•                  To approve final annual dividends of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADR), or in total RUB 31,174,752,570 based on the full-year 2016 financial results. The record date for the Company’s shareholders and ADR-holders entitled to receive dividends for the full year 2016 has been set for July 10, 2017. The dividend payment will be completed before August 14, 2017;

•                  To approve the Company’s Annual Report and Annual Financial Statements, including the Company’s Profit & Loss Statement, as well as the distribution of profits and losses of MTS PJSC based on FY2016 results (including payment of dividends);

•                  To elect the following persons to the MTS Board of Directors:

•                  Mr. Alexander Gorbunov, Vice President, responsible for Telecom Assets Development of Sistema JSFC, Chairman of the Board of Directors at Sistema Shyam Teleservices Limited;

•                  Mr. Andrei Dubovskov, President and Chairman of the Management Board at MTS;

•                  Mr. Ron Sommer, Chairman of the Supervisory Board at PrJSC “MTS Ukraine”, Member of the Supervisory Board at Munich Reinsurance, Germany and Member of the Board of Directors at Tata Consultancy Services;

•                  Mr. Michel Combes, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Ms. Regina von Flemming, independent director;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Artem Zassoursky, Vice President, Head of Strategy, Member of the Board of Directors at Sistema JSFC.

•                  To elect members of the Company’s Revision Commission;

•                  To approve CJSC Deloitte and Touche CIS as MTS’ auditor;

•                  To approve MTS Regulation on the Board of Directors as amended and restated; and

•                  To approve the reorganization of MTS PJSC through the consolidation of subsidiaries with MTS PJSC.

At a subsequent meeting of the Board of Directors, Mr. Ron Sommer was reappointed as the Chairman of the Board of Directors and Mr. Alexander Gorbunov with Mr. Vsevolod Rozanov were elected as the Deputy Chairmen of the Board.  Also the Board of Directors confirmed the status of o Mr. Stanley Miller as an independent director and formed the membership of the following committees under the Board of Directors: Remuneration and Mominations Committee, Audit Committee, Budget Committee, Strategy Committee and Corporate Governance Committee.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Any investor who wishes to deposit Shares in return for ADSs should not consider any information in this announcement or the amendmetns to the Deposit Agreement to be investment, legal or tax advice. An investor should consult its own legal counsel, financial adviser, accountant and other advisors for legal, tax, business, financial and related advice regarding submitting an indication of interest for and receiving any ADSs. Neither MTS nor the Depositary makes any representation to any investor who receives the ADSs regarding the legality of the receipt of the ADSs by such investor under any securities, investment or similar laws which may be applicable to such investor.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 29, 2017